UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)1

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

WILLIAM WYATT

THE DONERAIL GROUP LP

240 26th Street

Suite 3

Santa Monica, CA 90402

ANDREW FREEDMAN ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

THE DONERAIL GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

PN, IA

2

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

WILLIAM WYATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		37,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

37,500
	10	SHARED DISPOSITIVE POWER

450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT FUND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		450,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		366,083
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

366,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

366,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		169,782
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

169,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

Robert Cathey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		30,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		535,865
PERSON WITH	9	SOLE DISPOSITIVE POWER

30,000
	10	SHARED DISPOSITIVE POWER

535,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

565,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 900450206

The following constitutes Amendment No. 15 to the Schedule 13D filed by the undersigned (“Amendment No. 15”). This Amendment No. 15 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(a) is hereby amended to add the following:

On October 28, 2022, the Reporting Persons terminated that certain Joint Filing Agreement, dated May 17, 2022 (the “Joint Filing Agreement”), effective immediately. Accordingly, the Reporting Persons are no longer members of a group for purposes of Section 13(d) and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 15 to the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares Purchased by the Donerail Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price for the 450,000 Shares reported owned directly by the Donerail Fund herein was approximately $11,276,915. The Shares purchased by Mr. Wyatt were purchased with personal funds in open market purchases. The aggregate purchase price for the 37,500 Shares reported owned herein by Mr. Wyatt is approximately $669,666, including brokerage commissions.

The Shares purchased by the SCW Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price for the 535,865 Shares reported owned herein by the SCW Funds is approximately $12,978,696, excluding brokerage commissions. The Shares purchased by Mr. Cathey were purchased with personal funds in open market purchases. The aggregate purchase price for the 30,000 Shares reported owned herein by Mr. Cathey is approximately $526,068, excluding brokerage commissions

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,526,393 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2022, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

A.	Donerail
(a)	As of the close of business on October 28, 2022, Donerail beneficially owned 450,000 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 450,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 450,000
11

CUSIP No. 900450206

(c)	The transactions in the securities of the Issuer by Donerail on behalf of the Donerail Fund since the filing of Amendment No. 14 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Mr. Wyatt
(a)	As of the close of business on October 28, 2022, Mr. Wyatt beneficially owned 487,500 Shares, including (i) 37,500 Shares beneficially owned directly, and (ii) 450,000 Shares beneficially owned by Donerail.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 37,500
2. Shared power to vote or direct vote: 450,000
3. Sole power to dispose or direct the disposition: 37,500
4. Shared power to dispose or direct the disposition: 450,000
(c)	Mr. Wyatt has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 14 to the Schedule 13D.
C.	HFA
(a)	HFA, in its capacity as “filing adviser” with supervisory control of Donerail, may be deemed the beneficial owner of the 450,000 Shares beneficially owned by Donerail.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 450,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 450,000
(c)	HFA has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 14 to the Schedule 13D.
D.	HMC
(a)	HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the 450,000 Shares beneficially owned by Donerail.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 450,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 450,000
(c)	HMC has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 14 to the Schedule 13D.
12

CUSIP No. 900450206

E.	SCW Capital
(a)	As of the close of business on October 28, 2022, SCW Capital beneficially owned 366,083 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 366,083
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 366,083
(c)	SCW Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 14 to the Schedule 13D.
F.	SCW QP
(a)	As of the close of business on October 28, 2022, SCW QP beneficially owned 169,782 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 169,782
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 169,782
(c)	SCW QP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 14 to the Schedule 13D.
G.	SCW Management
(a)	SCW Management, as the investment manager to the SCW Funds, may be deemed the beneficial owner of the 366,083 Shares beneficially owned by SCW Capital and the 169,782 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 535,865
(c)	SCW Management has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 14 to the Schedule 13D.
H.	Trinity
(a)	Trinity, as the general partner of the SCW Funds and SCW Management, may be deemed the beneficial owner of the 366,083 Shares beneficially owned by SCW Capital and the 169,782 Shares beneficially owned by SCW QP.

13

CUSIP No. 900450206

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 535,865
(c)	Trinity has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 14 to the Schedule 13D.
I.	Mr. Cathey
(a)	As of the close of business on October 28, 2022, Mr. Cathey beneficially owned 565,865 Shares, including (i) 30,000 Shares beneficially owned directly, (ii) 366,083 Shares beneficially owned by SCW Capital and (iii) 169,782 Shares beneficially owned by SCW QP.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 30,000
2. Shared power to vote or direct vote: 535,865
3. Sole power to dispose or direct the disposition: 30,000
4. Shared power to dispose or direct the disposition: 535,865
(c)	Mr. Cathey has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 14 to the Schedule 13D.

The filing of this Amendment No. 15 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of October 28, 2022, the Reporting Persons ceased to collectively be the beneficial owners of more than 5% of the Shares following the termination of the Joint Filing Agreement.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Previously, the Donerail Fund sold short American-style exchange listed put options referencing an aggregate of 300,000 Shares, which had an exercise price of $26.00 and expired on October 21, 2022. As set forth on Schedule B, subsequent to the filing of Amendment No. 14 to the Schedule 13D, the Donerail Fund received 78,900 Shares in connection with the assignment of certain of the foregoing put options following the exercise of such put options by the counterparty(ies) thereto. Accordingly, the Donerail Fund no longer has any exposure to such put options.

On October 28, 2022, the Reporting Persons terminated the Joint Filing Agreement, effective immediately.

14

CUSIP No. 900450206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2022

THE DONERAIL GROUP LP

By:	/s/ William Wyatt
	Name:	William Wyatt
	Title:	Managing Partner

/s/ William Wyatt
WILLIAM WYATT

HARBERT FUND ADVISORS, INC.

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

HARBERT MANAGEMENT CORPORATION

By:	/s/ John W. McCullough
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

SCW CAPITAL, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

15

CUSIP No. 900450206

SCW CAPITAL QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

SCW CAPITAL MANAGEMENT, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

TRINITY INVESTMENT GROUP, LLC

By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Managing Member

/s/ Robert Cathey
ROBERT CATHEY

16

CUSIP No. 900450206

SCHEDULE B

TRANSACTIONS IN THE SECURITIES OF THE ISSUER
SINCE THE FILING OF AMENDMENT NO. 14 TO THE SCHEDULE 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

THE DONERAIL GROUP LP
(On behalf of the Donerail Fund)

Receipt of Common Stock[1]	18,000	26.0000	09/27/2022
Receipt of Common Stock[1]	57,000	26.0000	09/28/2022
Receipt of Common Stock[1]	3,900	26.0000	10/21/2022

1 Represents the receipt of Shares in connection with the assignment of certain put options following the exercise of such options by the counterparty(ies) thereto.